NEWS RELEASE

ELD No. 09-11

TSX: ELD   NYSE-A: EGO

May 7, 2009

Q1 2009 Financial and Operating Results

2009 Production and Cost Guidance Remains Intact

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, is pleased to report on the Company's financial and operational results for the first quarter ended March 31, 2009.

“Our cash operating costs for the quarter averaged $296 per ounce and our total cash cost of $315 per ounce remains one of the lowest in the industry.  Our balance sheet remains strong with $108 million in cash.”  said Paul Wright, President and CEO of Eldorado Gold.  “Production this quarter, was, as expected influenced by the commissioning of the sulphide ore processing facility at Tanjianshan and the record high levels of precipitation at Kisladag.  We remain confident in our previously stated plan to produce approximately 330,000 ounces in 2009.”

Q1 2009 Highlights

•

Produced 61,426 ounces of gold at our Tanjianshan and Kişladağ mines at an average cash operating cost of $296 per ounce;

•

Sold 57,459 ounces of gold at a realized average price of $909 per ounce;

•

Reported earnings of $0.04 per share; and

•

Began commissioning of the sulphide ore processing facility at Tanjianshan

Financial Results

Our consolidated net income for the first quarter of 2009 was $13.1 million or $0.04 per share, compared with $20.7 million or $0.06 per share in the first quarter of 2008. Over the quarter, we sold 57,459 ounces of gold at an average price of $909 per ounce, compared to 73,604 ounces at an average price of $933 per ounce in the first quarter of 2008. Revenues decreased 24% compared to the same period in 2008 due to lower sales volumes and selling prices.

Operating Performance

Kişladağ,Usak, Turkey

During the quarter, we placed 2,084,714 tonnes of ore on the leach pad at an average grade of 1.34 grams of gold per tonne. We produced 46,192 ounces of gold at a cash cost of $274 per ounce, up from production of 27,228 ounces of gold in the first quarter of 2008. We produced fewer ounces of gold at Kişladağ compared to the fourth quarter of 2008 as a result of higher than average precipitation, which affected screening and stacking and diluted process solutions. Following the exceptionally high rainfall in January and February, production in March and April increased to normal levels in excess of 20,000 ounces monthly.

Tanjianshan, Qinghai China

We produced 15,234 ounces of gold at a cash cost of $362 per ounce in the first quarter, compared to 40,006 ounces of gold in the first quarter of 2008. The decrease in gold production resulted from the commissioning of the sulphide ore processing facilities and lower head grade as lower grade transition ore from stockpiles is utilized during commissioning.  During the quarter, we invested $3.8 million in capital expenditures, primarily relating to constructing and commissioning the sulphide ore processing facilities.

Development
Efemçukuru, Izmir Turkey

We continued construction at Efemcukuru during the quarter, slowed somewhat due to the extremely wet weather.  Drilling and blasting of the plant site was initiated, along with the construction of a major structure retaining wall.  Engineering and procurement are on schedule including the semi-autogenous ball mills.  We spent $5.5 million at Efemçukuru during the quarter.

Vila Nova Iron Ore, Amapa Brazil

We completed the construction and initial commissioning of our Vila Nova iron ore project. After we complete the plant commissioning in May 2009, we will put the project on care and maintenance status until global demand for iron ore increases and prices recover from current declines.

Perama Hill, Thrace Greece

At our Perama Hill project in Greece, we continued work on the Preliminary Environmental Impact Assessment, which we will submit to Greek authorities in the second quarter. We are also working on a National Instrument 43-101 report, which we will file in the third quarter of the year.

Exploration
Turkey
We continued exploration at the Sayacik project, which included soil sampling, outcrop mapping and the initiation of a ground magnetic geophysical survey. We also received permits for drill sites and began drilling in April. At Efemçukuru, we drilled six holes totaling 1,210 meters in the north ore shoot to test along strike and down dip extents in the ore zone.

Brazil
Exploration in Brazil consisted of diamond drilling at the Tocantinzinho project. We drilled more than 4,200 meters in 16 diamond drill holes, including 1,500 meters for metallurgical samples.

China
At Tanjianshan, we started a rotary air blast program, consisting of 41 holes, to test the area covered by alluvium between the QLT and JLG deposits.

Corporate

Effective May 15, 2009 Dr. Peter Lewis, P.Geo. has been appointed as Vice-President, Exploration.  Dr. Lewis obtained his undergraduate degree in Geological Sciences from Stanford University and his M.Sc. and Ph.D. from the University of British Columbia, and has worked as a consulting structural geologist on ore deposits throughout the world since 1993.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Eldorado will host a conference call Friday, May 8, 2009 to discuss the 2009 First Quarter Financial Results at 11:30 a.m. EDT (8:30 a.m. PDT).  You may participate in the conference call by dialing 416-340-2216 in Toronto or 1-866-226-1792 toll free in North America and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold.  The call will be available on Eldorado’s website. www.eldoradogold.com.  A replay of the call will be available until May 15, 2009 by dialing 416-695-5800 in Toronto or 1-800-408-3053 free in North America and entering the Pass code: 7106314.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario).  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2009.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations

Eldorado Gold Corporation

Phone: 604.601-6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

 Web site: www.eldoradogold.com

Request for information packages:laurelw@eldoradogold.com

PRODUCTION HIGHLIGHTS

	First Quarter 2009	First Quarter 2008	Second Quarter 2008	Third Quarter 2008	Fourth Quarter 2008
Gold Production
Ounces Produced	61,426	67,234	87,380	72,343	81,845
Cash Operating Cost ($/oz)1, [4]	296	213	229	283	298
Total Cash Cost ($/oz)[2,4]	315	268	259	313	319
Total Production Cost ($/oz)[3,4]	375	393	293	402	404
Realized Price ($/oz - sold)	909	933	904	870	800
Kişladağ Mine, Turkey
Ounces Produced	46,192	27,228	55,490	46,863	60,753
Tonnes to Pad	2,084,714	529,480	2,092,957	2,562,343	2,371,101
Grade (grams / tonne)	1.34	1.18	1.47	1.05	1.34
Cash Operating Cost ($/oz)[4]	274	217	230	270	279
Total Cash Cost ($/oz)[2,4]	276	218	232	273	281
Total Production Cost ($/oz)[3,4]	315	246	273	310	314
Tanjianshan Mine, China
Ounces Produced	15,234	40,006	31,890	25,480	21,092
Tonnes Milled	228,066	223,395	193,035	226,126	216,273
Grade (grams / tonne)	3.97	6.83	6.04	4.16	4.33
Cash Operating Cost ($/oz)[4]	362	211	229	306	352
Total Cash Cost ($/oz)[2,4]	432	302	305	387	429
Total Production Cost ($/oz)[3,4]	557	493	327	571	664

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash Operating Costs, plus royalties and the cost of off-site administration.

3

Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures.  See the section "Non-GAAP Measures" of this MD&A.

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2009	2008
	$	$
Assets

Current assets
Cash and cash equivalents	107,954	61,851
Restricted cash (note 3)	5,500	-
Marketable securities	14,618	43,610
Accounts receivable and other	14,917	36,109
Inventories	95,445	86,966
Future income taxes	-	175
	238,434	228,711
Restricted assets and other	10,012	8,349
Mining interests	681,134	668,309
	929,580	905,369

Liabilities

Current liabilities
Accounts payable and accrued liabilities	34,098	42,659
Debt	5,115	139
Future income taxes	2,974	1,097
	42,187	43,895
Asset retirement obligations	4,872	4,812
Future income taxes	56,535	60,043
	103,594	108,750

Non-controlling interest	5,161	4,799

Shareholders* Equity

Share capital (note 5(a))	947,736	931,933
Contributed surplus (note 5(b))	17,206	19,378
Accumulated other comprehensive loss (note 5(c))	(3,658)	(5,971)
Deficit	(140,459)	(153,520)
	820,825	791,820
	929,580	905,369

Approved on behalf of the Board of Directors

(Signed) Robert Gilmore Director                  (Signed) Paul N. Wright Director

See accompanying notes to consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations and Deficit

For the three months ended March 31,

(Expressed in thousands of U.S. dollars except per share amounts)

	2009	2008
	$	$
Revenue
Gold sales	52,206	68,675
Interest and other income	196	3,708
	52,402	72,383

Expenses
Operating costs	18,442	19,819
Depletion, depreciation and amortization	4,460	8,824
General and administrative	8,762	9,795
Exploration	2,062	2,191
Mine standby costs	-	2,432
Asset retirement obligation costs	53	133
Foreign exchange (gain) loss	(3,089)	854
	30,690	44,048

Loss (gain) on marketable securities	964	(160)
Interest and financing costs	81	1,028
Loss on derivative contract	-	739
	31,735	45,655
Income before income taxes and non-controlling interest	20,667	26,728

Income tax expense
Current	(6,017)	(5,682)
Future	(1,227)	(309)
	(7,244)	(5,991)

Non-controlling interest	(362)	-

Net income for the period	13,061	20,737

Deficit, beginning of period	(153,520)	(317,176)

Deficit, end of period	(140,459)	(296,439)

Weighted average number of shares outstanding
Basic	369,862	344,542
Diluted	371,833	345,902

Earnings per share
Basic income (loss) per share - US$	0.04	0.06
Diluted income (loss) per share - US$	0.04	0.06

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the three months ended March 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2009	2008
	$	$
Cash flows generated from (used in):

Operating activities
Net income for the period	13,061	20,737
Items not affecting cash
Asset retirement obligations costs	53	133
Depletion, depreciation and amortization	4,460	8,824
Unrealized foreign exchange (gain) loss	(2,683)	418
Future income taxes expense	1,227	309
Loss (gain) on marketable securities	964	(160)
Imputed interest and financing costs	-	10
Stock-based compensation	3,080	4,882
Pension expense (note 4)	198	-
Non-controlling interest	362	-
Loss on derivative contract	-	739
	20,722	35,892
Bonus cash award units payments	(2,059)	-
Property reclamation payments	-	(652)
Contractual severance payments	-	(231)
Changes in non-cash working capital (note 7)	7,210	12,034
	25,873	47,043

Investing activities
Mining interests
Capital expenditures	(19,029)	(12,714)
Sales and disposals	-	221
Marketable securities
Purchases		(1,792)
Disposals	30,457	263
Pension plan contributions	(1,759)	-
Restricted cash and other restricted assets	(5,525)	(5,300)
	4,144	(19,322)

Financing activities
Capital stock
Issuance of common shares for cash	11,110	1,213
Long-term and bank debt
Proceeds	4,976	5,000
	16,086	6,213
Net increase in cash and cash equivalents	46,103	33,934
Cash and cash equivalents - beginning of period	61,851	46,014
Cash and cash equivalents - end of period	107,954	79,948

Supplementary cash flow information (note 7)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the three months ended March 31,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	2009	2008
	$	$

Net earnings for the period ended March 31,	13,061	20,737

Other comprehensive income (loss)
Unrealized gains (losses) on available-for-sale investments (note 5(c))	2,313	(521)

Comprehensive income for the period ended March 31,	15,374	20,216

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or “the Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Brazil, China, Turkey and Greece. On July 1, 2006, the Company began production in Turkey, and on February 1, 2007, the Company began production in China. Production at the Kişladağ mine in Turkey was suspended in August 2007 as a result of a court injunction and the mine remained shut down throughout the rest of that year. The court injunction was removed in February 2008 and the mine restarted production on March 6, 2008. Production operations in Brazil ceased in the second quarter of 2007 and the São Bento mine (“São Bento”) was sold to AngloGold Ashanti on December 15, 2008.

With the exception of changes in accounting policies as outlined in note 2 below, these unaudited interim consolidated financial statements were prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used to prepare Eldorado’s audited consolidated financial statements for the year ended December 31, 2008. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

In the opinion of management, Eldorado has made all adjustments necessary to present fairly the Company’s consolidated financial position as at March 31, 2009 and the consolidated results of operations, cash flows and comprehensive income for the three-month periods then ended.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Changes in accounting policies and new accounting developments

Goodwill and intangible assets (Section 3064)

In February 2008, the Canadian institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on recognizing, measuring, presenting and disclosing goodwill and intangible assets and is effective for the Company beginning January 1, 2009 and applies retrospectively.

Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27 (“EIC-27”), “Revenues and Expenditures in the Pre-operating Period”, was withdrawn. This resulted in a change to the Company’s accounting for the start-up of mining operations, as pre-commercial production costs are no longer capitalized as an asset.

The adoption of this new accounting policy did not have a material impact on Eldorado’s consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.    Changes in accounting policies and new accounting developments (continued)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

3.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral. As at March 31, 2009, the Company had the following restricted cash:

	March 31, 2009 $	December 31, 2008 $

Collateral account against the HSBC bank loan – China	5,500	-

4.

Defined benefit plans expense

	March 31, 2009 $	March 31, 2008 $

Pension plan expense	17	-
SERP expense	181	-

Total	198	-

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Shareholders’ equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2009 there were no non-voting common shares outstanding.

Voting common shares	Number of shares	Amount $

Balance, December 31, 2008	368,278,029	931,933

Shares issued upon exercise of share options, for cash	2,639,361	11,110
Estimated fair value of share options exercised		4,693

Balance, March 31, 2009	370,917,390	947,736

(b)

Contributed surplus

The continuity of contributed surplus on the Consolidated Balance Sheet is as follows:

	Contributed surplus attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2008	18,284	1,094	19,378

Non-cash stock-based compensation	2,521	-	2,521
Options exercised, credited to share capital	(4,693)	-	(4,693)

Balance, March 31, 2009	16,112	1,094	17,206

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.    Shareholders’ equity (continued)

(c)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	March 31, 2009 $	December 31, 2008 $

Balance, beginning of period	(5,971)	214

Unrealized gains (losses) on available-for-sale investment-net of taxes	2,313	(6,431)
Other than temporary impairment charges	-	460
Realized gains on sale of available-for-sale investment transferred to net income	-	(61)
Reversal on acquisition of Frontier	-	(153)

Balance, end of period	(3,658)	(5,971)

6.

Stock-based compensation

(a)

Share option plans

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2008	5.71	13,438,914	3.9
Granted	9.25	318,000
Exercised	4.21	(2,639,361)
Cancelled	6.46	(55,000)

Balance, March 31, 2009	5.92	11,062,553	4.0

At March 31, 2009, 5,505,695 share purchase options (December 31, 2008 – 6,119,729) with a weighted average exercise price of Cdn$6.38 (December 31, 2008 – Cdn$5.69) had vested and were exercisable.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.    Stock-based compensation (continued)

Options outstanding at March 31, 2009 are as follows:

	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$3.00 to $3.99	132,000	1.2	3.47	132,000	3.47
$4.00 to $4.99	4,613,075	4.7	4.88	762,407	4.88
$5.00 to $5.99	1,036,807	2.7	5.45	777,626	5.54
$6.00 to $6.99	2,337,800	4.0	6.44	1,350,125	6.44
$7.00 to $7.99	2,624,871	3.3	7.20	2,377,537	7.13
$9.00 to $9.99	318,000	5.0	9.25	106,000	9.25

	11,062,553	4.0	5.92	5,505,695	6.38

(b)

Stock-based compensation expense

Stock-based compensation expense incurred to March 31, 2009 has been included in the undernoted expenses in the Consolidated Statements of Operations and Deficit as follows:

	Three months ended March 31,
	2009 $	2008 $

Operating costs	756	434
Exploration	226	553
Administrative	1,539	2,670

Total	2,521	3,657

(c)

Bonus Cash Award Units plan

As of March 31, 2009, all Bonus Cash Award Units (“BCAUs”) awarded by the Company were exercised. The Company paid $2,059 in bonus cash award units in the three months ended March 31, 2009. The related cost in the amount of $559 is included in general and administrative expense in the Consolidated Statements of Operations and Deficit.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Supplementary cash flow information

	Three months ended March 31,
	2009 $	2008 $
Changes in non-cash working capital
Accounts receivable and prepaids	21,177	179
Inventories	(6,392)	2,657
Accounts payable and accrued liabilities	(7,575)	9,198

	7,210	12,034

Supplementary cash flow information
Income taxes paid	-	-
Interest paid	-	-

8.

Segmented information

During the period ended March 31, 2009, Eldorado had five reporting segments. The Brazil reporting segment includes the development activities of Vila Nova and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill project. The other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

	March 31, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Net mining interests
Producing properties	190,403	163,623	-	-	-	356,155
Properties under development	59,392	-	42,738	207,674	-	309,804
Other mining interests	6,283	-	8,892	-	2,129	15,175

	256,078	163,623	51,630	207,674	2,129	681,134

	December 31, 2008

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Net mining interests
Producing properties	190,881	163,157	-	-	-	354,038
Properties under development	54,378	-	38,986	207,407	-	300,771
Other mining interests	4,151	-	7,359	-	1,990	13,500

	249,410	163,157	46,345	207,407	1,990	668,309

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

March 31, 2009

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.    Segmented information (continued)

Operations

	For the three ended March 31, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	41,080	11,126	-	-	-	52,206
Interest and other income	76	32	2	-	86	196
	41,156	11,158	2	-	86	52,402
Expenses except the undernoted	13,160	5,690	350	(2,196)	8,209	25,213
Depletion, depreciation and amortization	2,194	1,947	143	-	176	4,460
Exploration	1,234	191	162	-	475	2,062

Income (loss) before tax	24,568	3,330	(653)	2,196	(8,774)	20,667
Income tax expense	(6,609)	(618)	-	-	(17)	(7,244)
Non-controlling interest	-	(362)	-	-	-	(362)

Net income (loss)	17,959	2,350	(653)	2,196	(8,791)	13,061

	For the three months ended March 31, 2008

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	22,314	46,361	-	-	68,675
Interest and other income	89	95	2,768	756	3,708
	22,403	46,456	2,768	756	72,383
Expenses except the undernoted	10,794	14,907	1,129	7,810	34,640
Depletion, depreciation and amortization	889	7,852	-	83	8,824
Exploration	1,243	92	448	408	2,191

Income (loss) before tax	9,477	23,605	1,191	(7,545)	26,728
Income tax recovery (expense)	(1,703)	(3,919)	(352)	(17)	(5,991)

Net income (loss)	7,774	19,686	839	(7,562)	20,737